Exhibit 99.22

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 28, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	COLLECTIVE MINING LTD.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA19425C1005

	CUSIP:	19425C100

2	Date Fixed for the Meeting:	June 29, 2023
3	Record Date for Notice:	May 23, 2023
4	Record Date for Voting:	May 23, 2023
5	Beneficial Ownership Determination Date:	May 23, 2023
6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:
7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:
8	Business to be conducted at the meeting:	Annual and Special
9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

“Lori Winchester”
Senior Relationship Manager
Lori.Winchester@tmx.com

VANCOUVER 650 West Georgia Street, Suite 2700 Vancouver, BC V6B 4N9 T 604 689-3334	CALGARY Telus Sky Building 2110, 685 Centre Street SW Calgary Alberta T2G 1S5 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930	MONTRÉAL 1701 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964